CHINA NUTRIFRUIT GROUP LIMITED
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang China 163316
(86) 459-8972870

June 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	China Nutrifruit Group Limited
Registration Statement on Form S-1 filed on December 20, 2010, as amended on February 4, 2011
File No. 333-171286

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2010, and amended thereafter on February 4, 2011 (Registration No. 333-171286) (collectively, the “Registration Statement”). No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued due to market conditions.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Jing Zhang of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-8323. Thank you for your assistance.

Sincerely,

CHINA NUTRIFRUIT GROUP LIMITED

By: /s/ Colman Cheng
       Colman Cheng
       Chief Financing Officer